SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2016

Commission File Number: 001-37821

LINE Corporation

(Translation of registrant’s name into English)

Shibuya Hikarie, 27th Floor

21-1 Shibuya 2-chome

Shibuya-ku, Tokyo 150-8510, Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LINE Corporation
(Registrant)

Date: August 10, 2016	By: /s/ In Joon Hwang
(Signature)

Name: In Joon Hwang
Title: Director and Chief Financial Officer

This is an English translation of the original Japanese-language document. Should there be any inconsistency between the translation and the original Japanese text, the latter shall prevail. All references to the “Company,” “we,” “us,” or “our” shall mean LINE Corporation and, unless the context otherwise requires, its consolidated subsidiaries.

Cautionary statement with respect to forward-looking statements and other information

This document contains forward-looking statements with respect to the current plans, estimates, strategies and beliefs of the Company. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to the Company, speak only as of the date hereof and are based on the Company’s current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond the Company’s control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in the document. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and the Company does not intend to update any of these forward-looking statements. Risks and uncertainties that might affect the Company include, but are not limited to:

i.	its ability to attract and retain users and increase the level of engagement of its users;

ii.	its ability to improve user monetization;

iii.	its ability to successfully enter new markets and manage its business expansion;

iv.	its ability to compete in the global social network services market;

v.	its ability to develop or acquire new products and services, improve its existing products and services and increase the value of its products and services in a timely and cost-effective manner;

vi.	its ability to maintain good relationships with platform partners and attract new platform partners;

vii.	its ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

viii.	its expectations regarding its user growth rate and the usage of its mobile applications;

ix.	its ability to increase revenues and its revenue growth rate;

x.	its ability to timely and effectively scale and adapt its existing technology and network infrastructure;

xi.	its ability to successfully acquire and integrate companies and assets;

xii.	its future business development, results of operations and financial condition;

xiii.	the regulatory environment in which it operates;

xiv.	fluctuations in currency exchange rates and changes in the proportion of its revenues and expenses denominated in foreign currencies; and

xv.	changes in business or macroeconomic conditions.

LINE Corporation

A. Corporate information

I. Corporate overview

1. Selected consolidated financial data

Term	16th term Six months ended June 30, 2015		17th term Six months ended June 30, 2016	16th term
Accounting period	From January 1, 2015 to June 30, 2015		From January 1, 2016 to June 30, 2016	From January 1, 2015 to December 31, 2015
Revenues [Second quarter] (Thousands of yen)	56,174,504 [28,070,358]		67,309,608 [33,853,755]	120,405,531
(Loss)/profit before tax from continuing operations (Thousands of yen)	(1,043,648)		10,687,500	(530,118)
(Loss)/profit for the period (Thousands of yen)	(5,352,078)		2,866,134	(7,972,111)
(Loss)/profit for the period attributable to the shareholder of the Company [Second quarter] (Thousands of yen)	(5,290,379 [(3,402,002	) )]	2,559,279 [2,681,552]	(7,581,801)
Total comprehensive (loss)/income for the period, net of tax (Thousands of yen)	(6,842,146)		1,111,109	(6,333,191)
Equity attributable to the shareholder of the Company (Thousands of yen)	11,070,254		23,470,547	17,743,295
Total assets (Thousands of yen)	98,939,696		125,050,960	122,159,231
Basic (loss)/profit for the period [Second quarter] (Yen)	(30.23 [(19.44	) )]	14.63 [15.33]	(43.33)
Diluted (loss)/profit for the period (Yen)	(30.23)		13.10	(39.12)
Ratio of equity attributable to the shareholder of the Company to total assets (%)	11.2		18.8	14.5
Net cash (used in)/provided by operating activities (Thousands of yen)	(1,972,669)		11,862,646	6,979,470
Net cash used in investing activities (Thousands of yen)	(8,277,077)		(761,623)	(12,228,577)
Net cash provided by/(used for) financing activities (Thousands of yen)	14,308,677		(683,388)	18,859,895
Cash and cash equivalents at the end of the period (Thousands of yen)	24,536,157		43,048,750	33,652,250

Notes:	1. Trends in these selected financial data for the Company on a stand-alone basis are not separately discussed as we prepare quarterly consolidated financial statements.

2. Revenues do not include consumption taxes.

3. The above financial data were prepared based on the unaudited interim condensed consolidated financial statements and the consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS).

4. On February 12, 2016, the Company’s board of directors approved the abandonment of the MixRadio service. The MixRadio business has been classified as a discontinued operation as of March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation in the Group’s Consolidated Statements of Profit or Loss for the year ended December 31, 2015 and Interim Condensed Consolidated Statements of Profit or Loss for the six months ended June 30, 2015.

2. Business description

During the six months ended June 30, 2016, there were no material changes in the business of the Company and its subsidiaries (collectively, the “Group”) or in the principal subsidiaries and affiliates of the Company.

II. Business

1. Risk factors

During the six months ended June 30, 2016, there were no material changes either regarding the occurrence of new operational risks, or regarding operational risks mentioned in the Securities Registration Statement.

For readers of this English translation: There were no material changes from the information presented in the Risk Factors section of the Company’s Registration Statement on Form F-1 (No. 333-211954) filed with the Securities and Exchange Commission (the “SEC”).

2. Material contracts

No important operational contracts, etc. were decided or entered into during the second quarter ended June 30, 2016.

For readers of this English translation: With respect to material contracts, there were no material changes from the information presented in the Company’s Registration Statement on Form F-1 (No. 333-211954) filed with the SEC.

3. Analysis of financial position, operating results and cash flow position

The analysis of financial position, operating results and cash flow position of the Group are as follows:

(1) Operating results

In the first six months of 2016 (from January 1, 2016 to June 30, 2016), the global economy faced a high degree of uncertainty, with the World Bank revising down the economic growth outlook for the year, in addition to uncertainties over an additional interest rate hike in the United States and concerns regarding an economic slowdown in China. Also, in the Japanese economy, there was limited growth in personal spending due to uncertainties about future economic conditions, despite a gradual improvement in employment and income that accompanied a recovery in corporate earnings.

Amid such circumstances, in the internet industry in which the Group is engaged, the mobile internet market is continuing to expand. Smartphone shipments in Japan increased 2.9% during the period from April 1, 2015 to March 31, 2016 year on year to 29,170,000 units, and the ratio of smartphones among total mobile phone shipments increased 6.5 percentage points year on year to 79.7%, which illustrates an increase in users switching from feature phones to smartphones. The number of SIM-free smartphones also increased during the same period. (Source: MM Research Institute, Overview of domestic mobile phone shipments for FY 2015).

In this business environment, the Group actively moved forward with business development focused on the LINE business and portal segment. As of June 2016, our global MAUs reached 220 million, a year-on-year increase of 4.1% and MAUs in our four key countries of Japan, Taiwan, Thailand and Indonesia reached 157 million, a year-on-year increase of 20.8%.

Revenues

LINE Business and Portal segment

In communication, the release of the new product, “Pop-Up Stickers,” and the newly started LINE Creators’ Themes contributed to increased revenues. In content, despite the strong popularity of “LINE Brown Farm,” factors such as a delay in new titles being released from July onward resulted in a slight decrease in revenues for content year on year. Also, in advertising, both existing “messenger ads” such as Official Accounts and Sponsored Stickers, and, following the launch of the LINE advertising platform in June 2016, “performance ads” such as Timeline Ads and LINE News Ads have contributed to increased revenues.

MixRadio segment

In regard to the MixRadio business, we had continued to provide our streaming-type music distribution service, “MixRadio,” through MixRadio Limited, a subsidiary. However, after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in the Group’s overall priorities, our board of directors resolved to close the MixRadio business in February 2016, and the business closure became effective on March 21, 2016. As a result, the MixRadio business was retrospectively classified as a discontinued operation in our consolidated financial statements for the year ended December 31, 2015.

As a result of the above, the Group recorded revenues during the first six months of 2016 of 67,309,608 thousand yen, a year-on-year increase of 19.8%, mainly due to increases in advertising sales, in addition to increased revenues from communication. By major service, revenues from content decreased by 5.0% to 23,251,539 thousand yen in the first six months of 2016 compared to the first six months of 2015, communication increased by 14.1% to 15,062,690 thousand yen in the first six months of 2016 compared to the first six months of 2015, and revenues from LINE advertising increased 76.0% to 19,461,790 thousand yen in the first six months of 2016 from the first six months of 2015.

Profit from operating activities

Profit from operating activities consists of revenues and other operating income reduced by operating expenses. Other operating income for this period mainly consisted of 2,460,935 thousand yen of pre-tax gain on sale of land in Fukuoka and 1,730,917 thousand yen of gain on fair value measurement relating to the deconsolidation of LINE BIZ Plus Ltd., our former subsidiary providing LINE Pay services in Thailand that became a joint venture under the equity method as RABBIT-LINE Pay Company Limited (“BIZTH”). Operating expenses were 58,984,741 thousand yen, a year-on-year increase of 2.9%, reflecting increases in employee compensation expenses due to headcount growth in accordance with business expansion, expenses for office relocation in Fukuoka and expenses for preparations for the Company’s initial public offering. As a result, the Group recorded 13,367,281 thousand yen of profit from operating activities in the first six months of 2016, compared to a loss of 933,921 thousand yen in the first six months of 2015.

Profit before tax from continuing operations

Profit before tax for the period from continuing operations was 10,687,500 thousand yen in the first six months of 2016, compared to a loss of 1,043,648 thousand yen in the first six months of 2015, due in part to loss on foreign currency transactions, net, mainly caused by the strong yen against foreign currencies, particularly the US dollar, and also fair value measurement loss relating to conversion right of preferred stock. On an after-tax basis, profit for the period from continuing operations was 4,532,414 thousand yen, compared to a loss of 2,755,274 thousand yen in the first six months of 2015.

Profit for the period

After subtracting the loss from discontinued operations, which comprised of the MixRadio business, from profit from continuing operations, profit for the period was 2,866,134 thousand yen in the first six months of 2016, compared to a loss of 5,352,078 thousand yen in the first six months of 2015.

(2) Financial position

Regarding the financial position as of June 30, 2016, total assets of the Group increased by 2,891,729 thousand yen compared to the balance as of December 31, 2015 to 125,050,960 thousand yen. Current assets were 70,173,207 thousand yen, or 5,000,342 thousand yen higher than the balance as of December 31, 2015, primarily due to a 9,396,500 thousand yen increase in cash and cash equivalents while trade and other receivables decreased by 4,280,851 thousand yen. Non-current assets were 54,877,753 thousand yen, or 2,108,613 thousand yen lower than the balance as of December 31, 2015, primarily because investments in associates and joint venture increased by 1,967,902 thousand yen due to the deconsolidation of BIZTH, while property and equipment decreased by 2,054,989 thousand yen due to the sale of land in Fukuoka and other financial assets, non-current decreased by 1,741,098 thousand yen due to revaluation of investments.

Total liabilities decreased by 3,272,857 thousand yen from the balance as of December 31, 2015 to 101,353,489 thousand yen as of June 30, 2016. Current liabilities decreased by 2,288,721 thousand yen from the balance as of December 31, 2015 to 93,588,995 thousand yen as of June 30, 2016, primarily attributable to a decrease of 4,278,353 thousand yen in trade and other payables. Non-current liabilities decreased by 984,136 thousand yen from the balance as of December 31, 2015 to 7,764,494 thousand yen as of June 30, 2016, primarily due to a 516,454 thousand yen decrease in deferred tax liabilities resulting from revaluation of investments and a 560,892 thousand yen decrease in provisions, non-current, mainly due to the determination of liabilities.

Shareholder’s equity increased by 6,164,586 thousand yen from the balance as of December 31, 2015 to 23,697,471 thousand yen as of June 30, 2016, primarily attributable to a 4,927,453 thousand yen increase in share premium reflecting recognition of share-based compensation expenses and a 2,592,893 thousand yen decrease in accumulated deficit recognized as profit for the period despite a 1,793,094 thousand yen decrease in accumulated other comprehensive income due to decrease in foreign currency translation differences of foreign operations caused by the effect of the strong yen.

(3) Cash flow position

The balance of cash and cash equivalents (hereinafter, “cash”) as of June 30, 2016 increased by 9,396,500 thousand yen from the end of the previous fiscal year to 43,048,750 thousand yen.

The respective cash flow positions are as follows.

Cash flows from operating activities

Net cash provided by operating activities was 11,862,646 thousand yen in the first six months of 2016, compared to net cash used in operating activities of 1,972,669 thousand yen in the first six months of 2015. The cash inflows, and related adjustments for non-cash items and changes in working capital, in the first six months of 2016 are primarily related to recognition of profit before tax of 8,129,569 thousand yen, recognition of share-based compensation expenses of 4,960,606 thousand yen, and a decrease of 4,231,501 thousand yen in trade and other receivables. The cash outflows, and related adjustments for non-cash items and changes in working capital, in the first six months of 2016 are primarily related to a decrease of 4,529,610 thousand yen in trade and other payables.

Cash flows from investing activities

Net cash used in investing activities was 761,623 thousand yen in the first six months of 2016, compared to net cash used in investing activities of 8,277,077 thousand yen in the first six months of 2015. Factors affecting the cash flows in the first six months of 2016 are primarily related to proceeds from disposal of property and equipment and intangible assets of 5,054,483 thousand yen and acquisition of property and equipment and intangible assets of 2,782,724 thousand yen.

Cash flows from financing activities

Net cash used in financing activities was 683,388 thousand yen in the first six months of 2016, compared to net cash provided by financing activities of 14,308,677 thousand yen in the first six months of 2015. The cash outflows in the first six months of 2016 are primarily related to repayment of short-term borrowings of 434,353 thousand yen.

(4) Operational and financial issues to be addressed

During the six months ended June 30, 2016, there were no material changes in operational and financial issues to be addressed by the Group.

(5) Research and development activities

Not applicable.

III. Company information

1. Share information

(1) Total number of shares

a.	Total number of shares authorized

Class	Total number of shares authorized (Share)
Common stock	690,000,000
Total	690,000,000

b.	Number of shares issued

Class	Number of shares issued as of end of period (Shares; as of June 30, 2016)	Number of shares issued as of filing date (Shares; as of August 10, 2016)	Name of securities exchange where the shares are traded or the name of authorized financial instruments firms association where the shares are registered	Details
Common stock	174,992,000	210,434,000	Tokyo Stock Exchange (First Section) New York Stock Exchange	100 shares constitute one “unit” of common stock, which is not restricted by any significant limitations in terms of shareholders’ rights.
Total	174,992,000	210,434,000	—	—

(Note)	Through an amendment of its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure and converted all class A shares into common shares. The amount stated in the “Number of shares issued as of filing date” does not include the number of shares issued upon the exercise of the stock options during the period from August 1, 2016 until the filing date of this Quarterly Securities Report.

(2) Stock acquisition rights

Not applicable.

(3) Exercises of bonds with stock acquisition rights with exercise price amendment clause

Not applicable.

(4) Rights plans

Not applicable.

(5) Total number of shares issued, share capital, etc.

Date	Change in the number of shares issued (Shares)	Balance of shares issued (Shares)	Change in share capital (Thousands of yen)	Balance of share capital (Thousands of yen)	Change in legal capital reserve (Thousands of yen)	Balance of legal capital reserve (Thousands of yen)
April 1, 2016 to June 30, 2016	—	174,992,000	—	12,596,197	—	2,661,207

(Note)    Amounts less than one thousand yen are rounded down.

(6) Principal shareholders

(As of June 30, 2016)

Shareholder name	Address	Number of shares held (Shares)	Percentage of shares held to total shares issued (%)
NAVER Corporation	6, Buljeong-ro, Bundang-gu, Seongnam-si, Gyeonggi-do, Korea	174,992,000	100.00
Total	—	174,992,000	100.00

(7) Voting rights

a.	Shares issued

(As of June 30, 2016)
Classification	Number of shares (Shares)	Number of voting rights (Units)	Details
Shares without voting rights	—	—	—
Shares with restricted voting rights (treasury stock, etc.)	—	—	—
Shares with restricted voting rights (others)	—	—	—
Shares with full voting rights (treasury stock, etc.)	—	—	—
Shares with full voting rights (others)	Common stock 174,992,000	1,749,920	100 shares constitute one “unit” of common stock, which is not restricted by any significant limitations in terms of shareholders’ rights.
Shares constituting less than one unit	—	—	—
Total number of shares issued	174,992,000	—	—
Total number of voting rights held by all shareholders	—	1,749,920	—

b.	Treasury stock, etc.

Not applicable.

2. Directors and executive officers

Not applicable.

IV. Accounting

Preparation of interim condensed consolidated financial statements

The interim condensed consolidated financial statements of the Group are prepared in conformity with International Accounting Standard 34, “Interim Financial Reporting” pursuant to the provisions of Article 93 of the Ordinance on Terminology, Forms and Preparation Methods of Quarterly Consolidated Financial Statements (Cabinet Office Ordinance No. 64 of 2007; hereinafter referred to as the “Ordinance on QCFS”).

1 Interim condensed consolidated financial statements - Unaudited

(1) Interim Condensed Consolidated Statements of Financial Position - Unaudited

(In thousands of yen)

	Notes	December 31, 2015	June 30, 2016
Assets
Current assets
Cash and cash equivalents		33,652,250	43,048,750
Trade and other receivables	7	27,248,497	22,967,646
Other financial assets, current	7	341,403	485,238
Inventories		1,475,939	922,512
Other current assets		2,454,776	2,749,061

Total current assets		65,172,865	70,173,207

Non-current assets
Property and equipment	5	10,500,750	8,445,761
Goodwill	14	3,120,767	3,399,680
Other intangible assets	14	1,011,531	1,598,835
Investments in associates and joint venture		1,785,826	3,753,728
Other financial assets, non-current	7	23,466,920	21,725,822
Deferred tax assets	6	16,942,051	15,620,788
Other non-current assets		158,521	333,139

Total non-current assets		56,986,366	54,877,753

Total assets		122,159,231	125,050,960

Liabilities
Current liabilities
Trade and other payables	7	22,983,242	18,704,889
Other financial liabilities, current	7	43,933,212	43,564,606
Accrued expenses		7,019,114	6,205,874
Income tax payables	6	3,018,891	3,777,847
Advances received		9,517,756	9,503,805
Provisions, current		381,217	856,004
Other current liabilities		9,024,284	10,975,970

Total current liabilities		95,877,716	93,588,995

Non-current liabilities
Other financial liabilities, non-current	7	8,284	202,718
Deferred tax liabilities	6	1,843,944	1,327,490
Provisions, non-current		1,400,986	840,094
Post-employment benefits		5,495,416	5,394,192

Total non-current liabilities		8,748,630	7,764,494

Total liabilities		104,626,346	101,353,489

Shareholder’s equity
Share capital	8	12,596,198	12,596,198
Share premium	8	18,982,776	23,910,229
Accumulated deficit		(19,204,203)	(16,611,310)
Accumulated other comprehensive income		5,368,524	3,575,430

Equity attributable to the shareholder of the Company		17,743,295	23,470,547

Non-controlling interests		(210,410)	226,924
Total shareholder’s equity		17,532,885	23,697,471

Total liabilities and shareholder’s equity		122,159,231	125,050,960

See Notes to Interim Condensed Consolidated Financial Statements

(2) Interim Condensed Consolidated Statements of Profit or Loss - Unaudited

(In thousands of yen)

For the six-month period ended June 30,

	Notes	2015	2016
Revenues and other operating income:
Revenues		56,174,504	67,309,608
Other operating income	5,15	221,006	5,042,414

Total revenues and other operating income		56,395,510	72,352,022

Operating expenses:
Payment processing and licensing expenses		(13,159,927)	(15,127,530)
Employee compensation expenses	12	(16,495,061)	(19,114,338)
Marketing expenses		(10,012,866)	(4,754,294)
Infrastructure and communication expenses		(3,517,430)	(3,775,588)
Authentication and other service expenses		(5,844,446)	(6,136,508)
Depreciation and amortization expenses		(1,699,590)	(2,233,767)
Other operating expenses		(6,600,111)	(7,842,716)

Total operating expenses		(57,329,431)	(58,984,741)

(Loss)/profit from operating activities		(933,921)	13,367,281
Finance income		42,455	40,178
Finance costs		(50,007)	(40,418)
Share of loss of associates		(52,155)	(144,233)
Gain/(loss) on foreign currency transactions, net		79,921	(1,376,525)
Other non-operating income		37,074	—
Other non-operating expenses	11	(167,015)	(1,158,783)

(Loss)/profit before tax from continuing operations		(1,043,648)	10,687,500
Income tax expenses	6	(1,711,626)	(6,155,086)

(Loss)/profit for the period from continuing operations		(2,755,274)	4,532,414
Loss from discontinued operations, net of tax	9,10	(2,596,804)	(1,666,280)

(Loss)/profit for the period		(5,352,078)	2,866,134

Attributable to:
The shareholder of the Company	10	(5,290,379)	2,559,279
Non-controlling interests		(61,699)	306,855

(In yen)
Earnings per share
Basic (loss)/profit for the period attributable to the shareholder of the Company	10	(30.23)	14.63
Diluted (loss)/profit for the period attributable to the shareholder of the Company	10	(30.23)	13.10
Earnings per share from continuing operations
Basic (loss)/profit from continuing operations attributable to the shareholder of the Company	10	(15.39)	24.15
Diluted (loss)/profit from continuing operations attributable to the shareholder of the Company	10	(15.39)	21.63
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholder of the Company	10	(14.84)	(9.52)
Diluted loss from discontinued operations attributable to the shareholder of the Company	10	(14.84)	(8.53)

See Notes to Interim Condensed Consolidated Financial Statements

(2) Interim Condensed Consolidated Statements of Profit or Loss - Unaudited (continued)

	(In thousands of yen)
	For the three-month period ended June 30,
	Notes	2015	2016
Revenues and other operating income:
Revenues		28,070,358	33,853,755
Other operating income	5,15	104,141	4,382,112

Total revenues and other operating income		28,174,499	38,235,867

Operating expenses:
Payment processing and licensing expenses		(6,934,837)	(7,377,229)
Employee compensation expenses		(8,920,694)	(9,721,125)
Marketing expenses		(5,232,999)	(2,447,700)
Infrastructure and communication expenses		(1,854,088)	(1,993,933)
Authentication and other service expenses		(3,445,989)	(3,239,835)
Depreciation and amortization expenses		(935,376)	(1,265,792)
Other operating expenses		(3,208,031)	(4,160,957)

Total operating expenses		(30,532,014)	(30,206,571)

(Loss)/profit from operating activities		(2,357,515)	8,029,296
Finance income		19,112	13,351
Finance costs		(26,383)	(16,793)
Share of loss of associates		(28,883)	(81,388)
Gain/(loss) on foreign currency transactions, net		144,007	(807,827)
Other non-operating income		22,896	—
Other non-operating expenses	11	(1,764)	(592,149)

(Loss)/profit before tax from continuing operations		(2,228,530)	6,544,490
Income tax benefits/(expenses)		1,230,319	(3,418,346)

(Loss)/profit for the period from continuing operations		(998,211)	3,126,144
Loss from discontinued operations, net of tax	10	(2,448,758)	(26,117)

(Loss)/profit for the period		(3,446,969)	3,100,027

Attributable to:
The shareholder of the Company	10	(3,402,002)	2,681,552
Non-controlling interests		(44,967)	418,475

(In yen)
Earnings per share
Basic (loss)/profit for the period attributable to the shareholder of the Company	10	(19.44)	15.33
Diluted (loss)/profit for the period attributable to the shareholder of the Company	10	(19.44)	13.72
Earnings per share from continuing operations Basic (loss)/profit from continuing operations attributable to the shareholder of the Company	10	(5.44)	15.48
Diluted (loss)/profit from continuing operations attributable to the shareholder of the Company	10	(5.44)	13.85
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholder of the Company	10	(14.00)	(0.15)
Diluted loss from discontinued operations attributable to the shareholder of the Company	10	(14.00)	(0.13)

See Notes to Interim Condensed Consolidated Financial Statements

(3) Interim Condensed Consolidated Statements of Comprehensive Income - Unaudited

(In thousands of yen)

For the six-month period ended June 30,

	Notes	2015	2016
(Loss)/profit for the period		(5,352,078)	2,866,134
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net change in fair value	11	(3,141,037)	(850,690)
Reclassification to profit or loss		167,015	273,417
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period		395,229	(1,256,135)
Reclassification to profit or loss		—	50,318
Proportionate share of other comprehensive income of associates		2,030	(12,991)
Income tax relating to items that may be reclassified subsequently to profit or loss		1,086,695	41,056

Total other comprehensive income for the period, net of tax		(1,490,068)	(1,755,025)

Total comprehensive (loss)/income for the period, net of tax		(6,842,146)	1,111,109

Attributable to:
The shareholder of the Company		(6,779,883)	766,185
Non-controlling interests		(62,263)	344,924

See Notes to Interim Condensed Consolidated Financial Statements

(3) Interim Condensed Consolidated Statements of Comprehensive Income - Unaudited (continued)

(In thousands of yen)

For the three-month period ended June 30,

	Notes	2015	2016
(Loss)/profit for the period		(3,446,969)	3,100,027
Other comprehensive income
Items that may be reclassified to profit or loss:
Available-for-sale financial assets:
Net change in fair value		78,256	(521,517)
Reclassification to profit or loss		1,764	9,357
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the period		651,270	(931,732)
Reclassification to profit or loss		—	50,318
Proportionate share of other comprehensive income of associates		2,252	(2,883)
Income tax relating to items that may be reclassified subsequently to profit or loss		(18,500)	120,692

Total other comprehensive income for the period, net of tax		715,042	(1,275,765)

Total comprehensive (loss)/income for the period, net of tax		(2,731,927)	1,824,262

Attributable to:
The shareholder of the Company		(2,687,575)	1,386,653
Non-controlling interests		(44,352)	437,609

See Notes to Interim Condensed Consolidated Financial Statements

(4) Interim Condensed Consolidated Statements of Change in Equity - Unaudited

(In thousands of yen)

	Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2015		12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968
Comprehensive (loss)/income
Loss for the period		—	—	(5,290,379)	—	—	—	(5,290,379)	(61,699)	(5,352,078)
Other comprehensive income		—	—	—	397,823	(1,887,327)	—	(1,489,504)	(564)	(1,490,068)

Total comprehensive (loss)/income for the period		—	—	(5,290,379)	397,823	(1,887,327)	—	(6,779,883)	(62,263)	(6,842,146)
Net investment by non-controlling interests		—	—	94	—	—	—	94	143,906	144,000
Recognition of share-based payments	8,12	—	5,355,472	—	—	—	—	5,355,472	—	5,355,472
Acquisition of subsidiary		—	—	—	—	—	—	—	133	133
Acquisition of non-controlling interests	8	—	(1,513)	—	—	—	—	(1,513)	(142)	(1,655)

Balance at June 30, 2015		12,596,198	13,125,618	(16,912,781)	925,625	1,978,953	(643,359)	11,070,254	96,518	11,166,772

(In thousands of yen)

	Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2016		12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885
Comprehensive (loss)/income
Profit for the period		—	—	2,559,279	—	—	—	2,559,279	306,855	2,866,134
Other comprehensive income		—	—	—	(1,481,086)	(312,008)	—	(1,793,094)	38,069	(1,755,025)

Total comprehensive (loss)/income for the period		—	—	2,559,279	(1,481,086)	(312,008)	—	766,185	344,924	1,111,109
Recognition of share-based payments	8,12	—	4,961,067	—	—	—	—	4,961,067	—	4,961,067
Forfeiture of stock options	8,12	—	(33,614)	33,614	—	—	—	—	—	—
Acquisition of subsidiary	14	—	—	—	—	—	—	—	92,401	92,401
Other		—	—	—	—	—	—	—	9	9

Balance at June 30, 2016		12,596,198	23,910,229	(16,611,310)	(1,241,102)	6,605,766	(1,789,234)	23,470,547	226,924	23,697,471

See Notes to Interim Condensed Consolidated Financial Statements

(5)	Interim Condensed Consolidated Statements of Cash Flows - Unaudited

(In thousands of yen)

For the six-month period ended June 30,

	Notes	2015	2016
Cash flows from operating activities
(Loss)/profit before tax from continuing operations		(1,043,648)	10,687,500
Loss before tax from discontinued operations	9	(2,596,804)	(2,557,931)

(Loss)/profit before tax		(3,640,452)	8,129,569
Adjustments for:
Depreciation and amortization expenses		1,846,652	2,233,767
Finance income		(42,455)	(40,178)
Finance costs		50,007	40,418
Share-based compensation expenses	8,12	5,355,472	4,960,606
Gain on loss of control of subsidiaries	15	—	(1,751,880)
Loss on financial assets at fair value through profit or loss	11	—	741,619
Gain on disposal of property and equipment and intangible assets	5	(1,058)	(2,347,938)
Impairment loss of available-for-sale financial assets	7	167,015	273,417
Share of loss of associates		52,155	144,233
Loss on foreign currency transactions, net		39,040	1,577,056
Changes in:
Trade and other receivables		(306,390)	4,231,501
Inventories		(471,709)	379,450
Trade and other payables		(1,008,653)	(4,529,610)
Accrued expenses		(911,868)	(680,970)
Advances received		2,339,921	23,621
Provisions		524,758	138,093
Post-employment benefits		578,295	54,000
Other current assets		(548,041)	(516,045)
Other current liabilities		1,126,646	2,370,105
Others		57,350	41,950

Cash provided by operating activities		5,206,685	15,472,784

Interest received		30,339	39,932
Interest paid		(56,158)	(37,120)
Income taxes paid		(7,153,535)	(3,612,950)

Net cash (used in)/provided by operating activities		(1,972,669)	11,862,646

Cash flows from investing activities
Purchase of time deposits		(1,892,435)	(370,570)
Proceeds from maturities of time deposits		541,820	227,108
Purchase of equity investments	11	(415,168)	(380,314)
Acquisition of property and equipment and intangible assets		(2,250,709)	(2,782,724)
Proceeds from disposal of property and equipment and intangible assets	5	30,738	5,054,483
Investments in associates		(342,000)	(48,000)
Payments of office security deposits		(453,607)	(1,015,880)
Guarantee deposits for the Japanese Payment Services Act		(130,203)	(590,000)
Refund of office securities deposits		84,613	81,029
Return of the office security deposits received under sublease arrangement		(393,650)	(7,502)
Decrease in loan receivables		38,445	182
Acquisition of subsidiaries, net of cash acquired	14	(2,926,572)	(423,424)
Cash disposed on loss of control of subsidiary	15	—	(484,731)
Others		(168,349)	(21,280)

Net cash used in investing activities		(8,277,077)	(761,623)

Cash flows from financing activities
Proceeds from/(repayment of) short-term borrowings, net		14,805,280	(434,353)
Payments for redemption of bonds		(393,069)	(247,500)
Repayment of borrowing arrangement		(245,750)	—
Capital contribution from third party non-controlling interests		144,000	—
Others		(1,784)	(1,535)

Net cash provided by/(used for) financing activities		14,308,677	(683,388)

Net increase in cash and cash equivalents		4,058,931	10,417,635

Cash and cash equivalents at the beginning of the year		20,254,455	33,652,250
Effect of exchange rate fluctuations on cash and cash equivalents		222,771	(1,021,135)
Cash and cash equivalents at the end of the interim reporting period		24,536,157	43,048,750

See Notes to Interim Condensed Consolidated Financial Statements

(6) Notes to Interim Condensed Consolidated Financial Statements – Unaudited

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September, 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the Company and its subsidiaries’ (collectively, the “Group”) ultimate parent company. The Company’s head office is located at 2-21-1 Shibuya, Shibuya-ku, Tokyo, Japan.

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content is provided via the LINE platform, while advertising services are provided via LINE advertising, livedoor blog and NAVER Matome.

2.	Basis of Preparation

The unaudited interim condensed consolidated financial statements for the six-month period ended June 30, 2016 have been prepared in accordance with IAS 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s annual consolidated financial statements as of December 31, 2015.

The unaudited interim condensed consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director In Joon Hwang on August 10, 2016.

The Group meets the criteria of a “specified company” defined under Article 1-2 of the Ordinance on QCFS.

The preparation of the unaudited interim condensed consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the unaudited interim condensed consolidated financial statements as well as reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. The significant estimates and assumptions are reviewed by management on a regular basis. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods.

On February 12, 2016, the board of directors approved the abandonment of the MixRadio service (the “MixRadio”). The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Interim Condensed Consolidated Statements of Profit or Loss for the six-month periods ended June 30, 2015 and 2016. Refer to Note 9 Discontinued Operations for further details.

Intercompany balances and transactions have been eliminated upon consolidation.

Prior year adjustments

In the six-month period ended June 30, 2015, the Group recorded adjustments to correct prior period errors in revenue and net loss on foreign currency transactions, which originated in the fiscal years ended December 31, 2013 and 2014. The aggregated adjustment decreased loss before tax from continuing operations in the Interim Condensed Consolidated Statements of Profit or Loss by 123,616 thousand yen for the three-month and six-month periods ended June 30, 2015. The Group determined that the adjustment was not material to the unaudited interim condensed consolidated financial statements for any of the prior periods and for the three-month and the six-month periods ended June 30, 2015.

3.	Significant Accounting Policies

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended December 31, 2015.

The adoption of new and revised IFRSs issued by the International Accounting Standards Board that are mandatorily effective for an accounting period that begins on or after January 1, 2016 had no impact on the Group’s unaudited interim condensed consolidated financial statements as of and for the six-month periods ended June 30, 2015 and 2016 and annual consolidated financial statements as of December 31, 2015.

The Group has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

4.	Segment Information

The operating segment of the Group is a component for which discrete financial information is available and whose operating results are regularly reviewed by the Group’s chief operating decision maker in making decisions about allocation of resources and assessment of performance. The chief operating decision maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

Since the fourth quarter of 2015, the structure of the business units that management uses to make decisions about operating matters, and the main performance measures used for the purpose of allocating resources to the units had changed. Segment reporting was based on two business units, the LINE business and portal segment and the MixRadio segment.

However, the board of directors approved the abandonment of the MixRadio segment on February 12, 2016. The MixRadio segment was subsequently abandoned on March 21, 2016, and retrospectively classified as a discontinued operation. Refer to Note 9 Discontinued Operations for further details.

(1)	Description of Reportable Segment

The Group has a single reportable segment:

LINE business and portal segment –	The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE Play. Others within Communication and Contents include LINE Friends. Advertising services are provided via LINE advertising, livedoor blog and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers, LINE Point Ads and Timeline Ads.

5.	Property and Equipment

During the six-month periods ended June 30, 2015 and 2016, the Group acquired property and equipment with a cost of 1,992,183 thousand yen and 2,988,417 thousand yen, respectively. Such purchase mainly consisted of server infrastructure purchased for its operation of the LINE business and portal segment. The purchases of server infrastructure amounted to 1,165,280 thousand yen and 1,064,355 thousand yen for the six-month periods ended June 30, 2015, and 2016, respectively. Additionally, such purchase included 725,303 thousand yen of furniture and fixture purchased due to relocation of a subsidiary’s office for the six-month period ended June 30, 2016.

Contractual commitments for the acquisition of property and equipment as of December 31, 2015 and June 30, 2016 were 199,090 thousand yen and 108,899 thousand yen, respectively.

On June 29, 2016, the Company sold land in the Fukuoka prefecture to Kyushu Railway Company. The sale price was 5,050,000 thousand yen and the Group recognized a gain on the sale of 2,460,935 thousand yen, which was recognized in the Interim Condensed Consolidated Statements of Profit or Loss as “Other operating income.”

6.	Income Taxes

The Group’s tax provision for interim periods is determined using an estimate of the Group’s annual effective tax rate, adjusted for discrete items arising during the period. In each quarter the Group updates the estimate of the annual effective tax rate, and if the estimated annual tax rate changes, the Group makes a cumulative adjustment in that quarter.

The effective tax rate for the six-month period ended June 30, 2015 of (164.0%) differed from the Japanese statutory tax rate of 38.0 % for the year ended December 31, 2014. The effective income tax rate of (164.0%) was primarily attributable to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized, and to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors.

The effective tax rate for the six-month period ended June 30, 2016 of 57.6% differed from the Japanese statutory tax rate of 35.6 % for the year ended December 31, 2015. The effective income tax rate of 57.6% was primarily due to non-deductible share-based payment expenses, including share-based payment expenses in connection with stock options granted to non-Japanese employees and directors and attributable to pre-tax losses recorded by subsidiaries on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

The effective tax rate for the six-month period ended June 30, 2016 was 57.6% compared to the effective tax rate of (164.0%) for the six-month period ended June 30, 2015. This change resulted mainly from the fact that the Group recorded a profit before tax from continuing operation for the six-month period ended June 30, 2016 compared to a loss before tax from continuing operations for the six-month period ended June 30, 2015. Additionally, due to an increase in the estimated annual profit before tax and a decrease in estimated annual non-deductible share-based payment expenses for the year ending December 31, 2016 as compared to the year ended December 31, 2015, the percentage of income tax expenses over the profit before tax from continuing operations for the six-month period ended June 30, 2016 decreased compared to the percentage of income tax expenses over the loss before tax from continuing operations for the six-month period ended June 30, 2015. The decrease in estimated annual non-deductible share-based payment expenses is due to the vesting in 2016 of most of the stock options granted to the directors and employees.

7.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Interim Condensed Consolidated Statements of Financial Position and by category as defined in IAS 39 Financial Instruments: Recognition and Measurement as of December 31, 2015 and June 30, 2016, are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Interim Condensed Consolidated Statements of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 11 Fair Value Measurements for more details of the available-for-sale financial assets, which are measured at fair value.

(In thousands of yen)

	December 31, 2015		June 30, 2016
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	27,248,497		22,967,646

Other financial assets, current
Loans and receivables-Time deposits	314,194		425,416
Other	27,209		59,822

Total	341,403		485,238

Other financial assets, non-current
Held-to-maturity investments(1)	280,490	294,595	280,452	298,567
Loans and receivables
Guarantee deposits(1)	2,531,620		3,121,620
Office security deposits	3,832,993	3,661,179	4,405,136	4,303,828
Financial assets at fair value through profit or loss
Conversion right of redeemable preferred stock	871,309	871,309	55,618	55,618
Available-for-sale financial assets(2)	15,863,543	15,863,543	13,815,865	13,815,865
Other	86,965		47,131

Total	23,466,920		21,725,822

Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	22,983,242		18,704,889

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	935,041		1,211,568
Short-term borrowings(3)	42,464,553		42,058,000
Corporate bonds	510,000		262,500
Other	23,618		32,538

Total	43,933,212		43,564,606

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Long-term borrowings	—		202,718
Office security deposits received under sublease agreement	7,502	7,502	—
Other	782		—

Total	8,284		202,718

7.	Financial Assets and Financial Liabilities (continued)

(1)	The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 2,530,200 thousand yen and 3,120,200 thousand yen as of December 31, 2015 and June 30, 2016, respectively. The Group also had deposited investments in Japanese government bonds of 280,490 thousand yen and 280,452 thousand yen as of December 31, 2015 and June 30, 2016, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group entered into a credit guarantee contract with a bank in the year ended December 31, 2014 and in the year ending December 31, 2016 for 2,000,000 thousand yen with a guarantee fee rate of 0.2% and 12,600,000 thousand yen with a guarantee fee rate of 0.1%, respectively, to comply with the Japanese Payment Services Act.
(2)	Impairment loss of 1,789,603 thousand yen and 273,417 thousand yen was recognized for available-for-sale financial assets for the year ended December 31, 2015 and the six-month period ended June 30, 2016, respectively.
(3)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2015 and June 30, 2016 was 0.2% and 0.1%, respectively.

8.	Issued Capital and Reserves

(1)	Shares issued

The movement of shares issued for the six-month period ended June 30, 2016 is as follows:

	Shares issued (Share capital with no-par value)
	Common Shares	Class A shares
January 1, 2016	—	174,992,000
Conversion of class A shares to common shares(1)	174,992,000	(174,992,000)

June 30, 2016(2)	174,992,000	—

(1)	Through an amendment of its articles of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of common shares and class A shares and converted all class A shares into common shares.
(2)	The Company issued 35,000,000 shares of common stock through the initial public offering of new shares on July 14, 2016. Additionally, on July 29, 2016, Nomura Securities Co., Ltd., and Morgan Stanley & Co. LLC., representatives of the underwriters for the initial public offering, each gave notice that they will exercise their options to purchase 5,250,000 additional shares of common stock in an allotment of new shares. Refer to Note 17 Subsequent Events for further details.

8.	Issued Capital and Reserves (continued)

(2)	Share premium

The movements in share premium for the six-month period ended June 30, 2015 are as follows:

(In thousands of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2015	3,810,281	293,629	3,667,749	7,771,659
Share-based payments	5,355,472	—	—	5,355,472
Acquisition of non-controlling interests	—	—	(1,513)	(1,513)

June 30, 2015	9,165,753	293,629	3,666,236	13,125,618

The movements in share premium for the six-month period ended June 30, 2016 are as follows:

(In thousands of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2016	15,022,911	293,629	3,666,236	18,982,776
Share-based payments	4,961,067	—	—	4,961,067
Forfeiture of stock options	(33,614)	—	—	(33,614)

June 30, 2016	19,950,364	293,629	3,666,236	23,910,229

(1)	Refer to Note 12 Share-Based Payments for further details.
(2)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.

9.	Discontinued Operations

The Group had acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision and decided to focus on its core LINE business and portal segment. On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Interim Condensed Consolidated Statements of Profit or Loss for the six-month periods ended June 30, 2015 and 2016.

The aggregated results of the discontinued operations for the six-month periods ended June 30, 2015 and 2016 are presented below.

(In thousands of yen)
	2015	2016
Revenues	77,206	443,657
Expenses(1)	(2,674,010)	(3,001,588)

Loss before tax from discontinued operations	(2,596,804)	(2,557,931)
Income tax benefits on disposal(2)	—	891,651

Loss for the period from discontinued operations (attributable to the shareholder of the Company)	(2,596,804)	(1,666,280)

(1)	In connection with the abandonment of MixRadio on March 21, 2016, restructuring expenses related to employee termination benefits of 1,171,364 thousand yen and office lease termination fees of 125,609 thousand yen have been incurred. As of June 30, 2016, the remaining liabilities related to the office lease termination fees have been recorded in the Interim Condensed Consolidated Statements of Financial Position as “Provisions, current”.
(2)	The income tax benefits for the six-month period ended June 30, 2016 is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss during the period.

The aggregated cash flow information for the discontinued operations for the six-month periods ended June 30, 2015 and 2016 are presented below.

(In thousands of yen)
	2015	2016
Operating	(2,026,154)	(4,308,911)
Investing	(2,331,625)	(2,190)
Financing	—	—

Net cash outflow	(4,357,779)	(4,311,101)

10.	Earnings per Share

The profit or loss for the period and the weighted average number of shares used in the calculation of earnings per share are as follows:

For the six-month period ended June 30

(In thousands of yen, except number of shares)
	2015	2016
(Loss)/profit for the period attributable to the shareholder of the Company from continuing operations	(2,693,575)	4,225,559
Loss for the period attributable to the shareholder of the Company from discontinued operations	(2,596,804)	(1,666,280)

Total (loss)/profit for the period attributable to the shareholder of the Company for basic and diluted earnings per share	(5,290,379)	2,559,279

Weighted average number of total common shares and class A shares for basic earnings per share(1)	174,992,000	174,992,000
Effect of dilution:
Stock options	—	20,391,874

Weighted average number of total common shares and class A shares adjusted for the effect of dilution(1)	174,992,000	195,383,874

For the three-month period ended June 30

(In thousands of yen, except number of shares)

	2015	2016
(Loss)/profit for the period attributable to the shareholder of the Company from continuing operations	(953,244)	2,707,669
Loss for the period attributable to the shareholder of the Company from discontinued operations	(2,448,758)	(26,117)

Total (loss)/profit for the period attributable to the shareholder of the Company for basic and diluted earnings per share	(3,402,002)	2,681,552

Weighted average number of total common shares and class A shares for basic earnings per share(1)	174,992,000	174,992,000
Effect of dilution:
Stock options	—	20,501,455

Weighted average number of total common shares and class A shares adjusted for the effect of dilution(1)	174,992,000	195,493,455

10.	Earnings per Share (continued)

(1)	Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares and converted all outstanding common shares into class A shares; therefore, the weighted average number of shares for the three-month and six-month periods ended June 30, 2015 include average number of common shares and class A shares for the three and six-months periods ended June 30, 2015. Additionally, through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and converted all class A shares into common shares.

The Company issued 35,000,000 shares of common stock through the initial public offering of new shares on July 14, 2016. Additionally, on July 29, 2016, Nomura Securities Co., Ltd., and Morgan Stanley & Co. LLC., representatives of the underwriters for the initial public offering, each gave notice that they will exercise their options to purchase 5,250,000 additional shares of common stock in an allotment of new shares. Refer to Note 17 Subsequent Events for further details.

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive. Outstanding stock options as of June 30, 2015, which were equivalent to 10,059,500 common shares and 15,836,500 class A shares upon exercise, were excluded from the potential common and class A shares used in the calculation of diluted earnings per share for both the three and six-month periods ended June 30, 2015, as their impact was antidilutive.

Potential common shares used in the calculation of diluted earnings per share for the six-month period ended June 30, 2016, included options representing 25,514,500 shares which were outstanding as of June 30, 2016 as their impact was dilutive.

11.	Fair Value Measurements

(1)	Fair value hierarchy

The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value on the consolidated financial statements based on the following inputs:

•	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.

•	Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

11.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2015 and June 30, 2016 are as follows:

(In thousands of yen)

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right of redeemable preferred stock	—	—	871,309	871,309
Available-for-sale financial assets
Listed equity securities	2,215,330	—	—	2,215,330
Private equity investments	—	—	13,648,213	13,648,213

Total	2,215,330	—	14,519,522	16,734,852

(In thousands of yen)

June 30, 2016	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right of redeemable preferred stock	—	—	55,618	55,618
Available-for-sale financial assets
Listed equity securities	2,662,781	—	—	2,662,781
Private equity investments	—	—	11,153,084	11,153,084

Total	2,662,781	—	11,208,702	13,871,483

There have been no transfers among Level 1, Level 2 and Level 3 during the six-month period ended June 30, 2016.

11.	Fair Value Measurements (continued)

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

(In thousands of yen)

	2015		2016
	Private equity investments	Conversion right of redeemable preferred stock	Private equity investments	Conversion right of redeemable preferred stock
Fair value as of January 1	7,302,439	816,605	13,648,213	871,309
Total (loss)/gain for the period:
Included in profit or loss(1)	—	—	(9,357)	(741,619)
Included in other comprehensive income (2)	52,827	—	(1,330,115)	—

Comprehensive income (loss)	52,827	—	(1,339,472)	(741,619)
Purchases	395,010	—	380,314	—
Effect of exchange rate changes	(33,241)	(5,701)	(1,535,971)	(74,072)

Fair value as of June 30	7,717,035	810,904	11,153,084	55,618

(1)	This amount is included in “Other non-operating expenses” in the Group’s Interim Condensed Consolidated Statements of Profit or Loss.
(2)	This amount is included in “Net change in fair value” of available-for-sale financial assets in the Group’s Interim Condensed Consolidated Statements of Comprehensive Income.

(4)	Valuation techniques and inputs

Measured at fair value

Conversion right of redeemable preferred stock

The conversion right of redeemable preferred stock is an embedded derivative. Such conversion right is bifurcated from the underlying redeemable preferred stock and measured at fair value using a binomial option pricing model, which utilizes significant unobservable inputs including comparable listed companies’ average historical volatility of 63.6% and 43.4%, and discount rate of 1.9% and 1.5% as of December 31, 2015 and June 30, 2016, respectively. A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right of redeemable preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right of redeemable preferred stock.

11.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs (continued)

Private equity investments

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2015 and June 30, 2016.

Unlisted equity securities are measured at fair value either based on the most recent transactions, or using the market approach and option pricing model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	December 31, 2015	June 30, 2016
Market approach - market comparable companies	EBITDA multiple	11.1-16.0	9.4 - 16.8
	EBIT multiple	11.4	11.1
	Revenue multiple	1.5-4.7	1.5 - 4.5
	Liquidity discount	30%	30%
Option pricing model	Comparable listed companies’ average historical volatility	64.5%-81.5%	43.4% - 81.3%
	Discount rate	(0.0%)-1.9%	(0.3%) - 1.5%

A significant increase (decrease) in the EBITDA, EBIT and revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility and discount rate would result in a lower (higher) fair value of the unlisted equity securities.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

12.	Share-Based Payments

The Group has stock option incentive plans for directors and employees. Each stock option represents the right to purchase 500 common shares at a fixed price (344 yen for 2012 and 2013 grants and 1,320 yen for 2014 and 2015 grants per common share) for a defined period of time. During the six-month period ended June 30, 2016, no additional stock options were granted.

On June 15, 2015, through the amendment of its articles of incorporation, the Company introduced a dual class structure of common shares and class A shares. Under the dual class structure, each common share has one vote per unit of 100 shares, and each class A share has one vote per unit of 10 shares, while both classes of shares have the same rights to share in profit, distribution of retained earnings and residual assets. Additionally, the Company amended the terms applicable to a portion of two tranches of stock options. As a result of the amendment, 24,724 Common Stock Options originally granted on December 17, 2012 and 6,949 Common Stock Options originally granted on February 4, 2015 were converted to Class A Stock Options. While all other contract terms remain unchanged, the holders of Class A Stock Options are entitled to acquire 500 class A shares upon exercise of each stock option. The Class A Stock Options are mandatorily converted to Common Stock Options on a one-to-one basis upon passage of time or occurrence of certain events as specified in the terms and conditions of Class A Stock Options.

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and amended the terms applicable to stock options from class A shares to common shares.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

(1)	Movements during the six-month period ended June 30, 2016

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding Common Stock Options and Class A Stock Options on a per-common-share and a per-class-A-share basis, respectively, during the period:

	Common Stock Options		Class A Stock Options
	Number (shares)	WAEP (yen per share)	Number (shares)	WAEP (yen per share)
Outstanding at January 1, 2016	9,848,000	827	15,836,500	558
Granted during the period	—	—	—	—
Forfeited during the period	(170,000)	1,222	—	—
Exercised during the period	—	—	—	—
Expired during the period	—	—	—	—
Conversion of Class A Stock Options to Common Stock Options	15,836,500	558	(15,836,500)	558

Outstanding at June 30, 2016	25,514,500	658	—	—

Exercisable at June 30, 2016	18,928,000	427	—	—

The weighted average remaining contractual life for the Common Stock Options outstanding as of June 30, 2016 was 7.2 years.

12.	Share-Based Payments (continued)

(2)	The Group has recognized 5,355,472 thousand yen and 4,960,606 thousand yen of share-based compensation expenses in the Interim Condensed Consolidated Statements of Profit or Loss for the six-month periods ended June 30, 2015 and 2016, respectively.

13.	Related Party Transactions

The following tables provides the total amount of related party transactions entered into during the six-month periods ended June 30, 2015 and 2016, as well as balances with related parties as of December 31, 2015 and June 30, 2016.

(1)	Significant related party transactions during the six-month period ended June 30, 2015, and outstanding balances with related parties as of December 31, 2015, are as follows:

(In thousands of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	796,046	159,964
Subsidiary of parent company	NAVER Business Platform Corp. (2)	Operating expenses	3,941,543	(942,488)

(1)	LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group incurred advertising expenses of 796,046 thousand yen in connection with the advertising services provided by NAVER for the six-month period ended June 30, 2015.
(2)	This subsidiary of NAVER provided data hosting services to the Group.
(3)	The payable amount outstanding is unsecured and will be settled in cash.

13.	Related Party Transactions (continued)

(2)	Significant related party transactions during the six-month period ended June 30, 2016 and outstanding balances with related parties as of June 30, 2016, are as follows:

		(In thousands of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	126,163	44,519
Subsidiary of parent company	NAVER Business Platform Corp. (2)	Operating expenses	3,606,153	(905,387)

(1)	LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 126,163 thousand yen in connection with the advertising services provided to NAVER for the six-month period ended June 30, 2016.
(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The payable amount outstanding is unsecured and will be settled in cash.

(3)	The total compensation of key management personnel for the six-month periods ended June 30, 2015 and 2016 are as follows:

	(In thousands of yen)
	2015	2016
Salaries (including bonuses)	131,701	202,733
Share-based payments(1)	2,407,807	2,856,863

Total	2,539,508	3,059,596

(1)	Refer to Note 12 Share-Based Payments for further details.

Key management personnel include directors and corporate auditors of the Company.

14.	Business Combinations

Acquisition in 2015

Acquisition of MixRadio

On March 16, 2015, the Group acquired the MixRadio, a music streaming service, from Microsoft Mobile Oy. The acquisition of MixRadio allowed the Group to expand the range of services. The Group determined that the acquisition of MixRadio was a business combination in accordance with IFRS 3, as the Group acquired inputs and processes, such as music rights and the trade name of MixRadio, with which principal activities had been commenced. The valuation of the fair values of the assets acquired and the liabilities assumed was completed as of December 31, 2015.

In the fourth quarter of 2015, the Group made a strategic decision and decided to focus on its core LINE business and portal segment. As of December 31, 2015, the Group considered the abandonment of the MixRadio business to be probable. Therefore, as the future cash flows were expected to be negative, goodwill allocated to the MixRadio business was fully impaired. In addition, MixRadio’s intangible assets with definite useful life and property and equipment were fully impaired. MixRadio was subsequently abandoned on March 21, 2016. Refer to Note 9 Discontinued Operations for further details.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of MixRadio as of the date of acquisition were as follows:

(In thousands of yen)
Fair value recognized on acquisition
Assets
Property and equipment	39,320
Intangible assets
Technology	845,121
Music rights	543,292
Trademarks	156,951
Customer relationships	108,658
Other intangible assets	3,665

1,697,007

Liabilities
Trade and other payables	1,544,410
Other liabilities	550,774

2,095,184

Total identifiable net assets at fair value	(398,177)
Goodwill	2,697,621
Total consideration	2,299,444

The Group paid 2,299,444 thousand yen in cash, which was included as part of cash flows from investing activities in the Interim Condensed Consolidated Statements of Cash Flows, and assumed certain liabilities in acquiring MixRadio. Goodwill of 2,697,621 thousand yen represented the value of expected synergies arising from the acquisition. All of the goodwill recognized is expected to be deductible for income tax purposes.

14.	Business Combinations (continued)

Acquisition in 2015 (continued)

Acquisition of MixRadio (continued)

As part of the business combination, the Group also acquired an assembled workforce from MixRadio. However, the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38.

From the date of acquisition, MixRadio had increased loss from discontinued operations, net of tax, of the Group by 2,596,804 thousand yen for the six-month period ended June 30, 2015. Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations were not impacted. If the combination had taken place on January 1, 2015, the loss for the six-month period ended June 30, 2015, would have been 6,206,843 thousand yen (unaudited). Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations were not impacted.

Transaction costs of 74,029 thousand yen have been expensed and are included in “Other operating expenses” in the Interim Condensed Consolidated Statements of Profit or Loss.

14.	Business Combinations (continued)

Acquisition in 2016

Acquisition of M.T. Burn

On February 29, 2016, the Group acquired 50.5% of the voting shares of M.T. Burn Inc., (“M.T. Burn”), an unlisted company based in Japan, specialized in developing and providing a native mobile advertising platform, “Hike”. The Group acquired M.T. Burn for the purpose of enhancing the Group’s knowledge and technological capability for advertisement. The final purchase price allocation of M.T. Burn was completed and resulted in an increase of 401,000 thousand yen in customer relationships, an increase of 26,000 thousand yen in software, an increase in deferred tax assets of 88,453 thousand yen and an increase in deferred tax liabilities of 148,639 thousand yen as compared with the preliminary estimates. The corresponding impact for these adjustments was a decrease to goodwill of 185,219 thousand yen and an increase of 181,595 thousand yen to non-controlling interest.

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of M.T. Burn as of the date of acquisition were as follows:

(In thousands of yen)
Fair value recognized on acquisition
Assets
Cash and cash equivalents	86,551
Trade receivables, net	83,161
Intangible assets
Customer relationships	401,000
Software	26,000
Deferred tax assets	88,453
Other assets	1,221

686,386

Liabilities
Trade and other payables	77,695
Other financial liabilities, current	50,000
Other financial liabilities, non-current	210,141
Deferred tax liabilities	148,639
Other liabilities	13,266

499,741

Total identifiable net assets at fair value	186,645

Non-controlling interest	(92,401)
Goodwill	415,731

Total consideration	509,975

All consideration was paid in cash. The fair value of the trade receivables was 83,161 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

14.	Business Combinations (continued)

Acquisition in 2016 (continued)

Acquisition of M.T. Burn (continued)

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the present ownership instruments’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

Goodwill of 415,731 thousand yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, M.T. Burn had contributed 252,014 thousand yen to the revenue and 146,334 thousand yen to the profit before tax from continuing operations of the Group. If the combination had taken place on January 1, 2016, revenue for the Group from continuing operations would have been 67,446,600 thousand yen (unaudited) and the profit before tax from continuing operations for the Group would have been 10,677,644 thousand yen (unaudited) for the six-month period ended June 30, 2016.

Transaction costs of 5,468 thousand yen have been expensed and are included in “Other operating expenses” in the Interim Condensed Consolidated Statements of Profit or Loss.

(In thousands of yen)
Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(509,975)
Net cash acquired with the subsidiary	86,551

Net cash flows on acquisition (included in cash flows from investing activities)	(423,424)

15.	Principal Subsidiaries

Information on subsidiaries

The table below includes subsidiaries which were newly consolidated during the six-month period ended June 30, 2016, and subsidiaries in which the Company’s percentage of ownership changed during such period:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2015	June 30, 2016
PT LINE PLUS INDONESIA(1)	Marketing	Indonesia	—	99.8%
LINE Mobile Corporation(2)	MVNO service	Japan	—	100.0%
M.T. Burn(3)	Advertising platform service	Japan	—	50.5%
Bonsai Garage Corporation(4)	Fashion	Japan	100.0%	—
RABBIT-LINE Pay Company Limited (5)	Payment service	Thailand	100.0%	50.0%

(1)	LINE Plus established PT LINE PLUS INDONESIA in January 2016.
(2)	The Company established LMN Corporation in February 2016. LMN Corporation was renamed to LINE Mobile Corporation in June 2016.
(3)	The Company acquired M.T. Burn in February 2016.
(4)	Bonsai Garage Corporation was sold to an unrelated third party in February 2016.
(5)	On April 25, 2016, an issuance of new shares to BSS Holdings Co., Ltd., a provider of smart cards for mass transit systems and offline e-payment at retail in Thailand, resulted in a decrease of the Group’s ownership of LINE BIZ Plus Ltd. from 100.0% to 50.0%. LINE BIZ Plus Ltd. was accounted for as a joint venture under the equity method because the Group had joint control of the entity under the shareholders agreement. Through the issuance of new shares, the joint venture will add new channels for making payments and adding funds and will expand its user base in Thailand. As of the transaction date, the re-measurement to fair value of the investment retained by the Group in LINE BIZ Plus Ltd. amounted to 2,383,846 thousands of yen and was based on the issuance of new shares for 750 million Baht. As a result, the Group recognized a gain of 1,730,917 thousand yen, which was recognized in the Interim Condensed Consolidated Statement of Profit or Loss as “Other operating income”.

The assets liabilities and other items of LINE BIZ Plus Ltd. transferred in connection with loss of control are as follows:

(In thousands of yen)
Cash and cash equivalents(1)	481,610
Other current assets	18,636
Non-current assets	177,512
Current liabilities	(70,936)
Non-current liabilities	(4,220)
Exchange differences on translation of foreign operations	50,318
Non-controlling interests	9

Total	652,929

(1)	This amount is included in “Cash disposed on loss of control of subsidiary” in the Group’s Interim Condensed Consolidated Statements of Cash Flows.

The carrying amount of the investment in this joint venture was 2,294,399 thousand yen as of June 30, 2016. As a result of the transaction, LINE BIZ Plus Ltd. was renamed to RABBIT-LINE Pay Company Limited.

15.	Principal Subsidiaries (continued)

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.

16.	Investments in Associates and Joint Venture

Establishment of Beijing Lantu Times Technology Company Limited

In April 2016, Lantu Games Limited, a joint venture of the Group, established Beijing Lantu Times Technology Company Limited, a wholly-owned subsidiary. The amount of investment in this entity was 870,841 thousand yen. Beijing Lantu Times Technology Company Limited plans to provide game development and related services.

Change in LINE BIZ Plus Ltd. (RABBIT-LINE Pay Company Limited) from subsidiary to joint venture

Refer to Note 15 Principal Subsidiaries for further details.

Sale of shares of LINE Bros. Corporation

All of the shares of LINE Bros. Corporation held by the Company were sold to an unrelated third party in May 2016.

Establishment of transcosmos online communications inc.

In May 2016, the Group acquired a 40.0% interest in a new entity, transcosmos online communications inc., established to provide customer support services to certain business partners that use the LINE platform. The carrying amount of the investment in this associate was 46,483 thousand yen as of June 30, 2016.

17.	Subsequent Events

Initial public offering by issuance of new shares

The Company listed shares of its common stock in the form of American depositary shares (“ADSs”) on the New York Stock Exchange on July 14, 2016 and shares of its common stock on the Tokyo Stock Exchange on July 15, 2016.

On June 10, 2016 and June 28, 2016 the Company’s board of directors approved the issuance of 35,000,000 shares of its common stock, consisting of 22,000,000 shares of its common stock in the form of shares or ADSs to be offered in the United States and elsewhere outside Japan and 13,000,000 shares of its common stock to be offered in Japan. On July 11, 2016 the Company’s public offering price was set at 3,300 yen per share (equivalent to US$32.84 per ADS and each ADS representing one share of the Company’s common stock). After deducting underwriting discounts and commissions, the Company’s proceeds per share were 3,151.50 yen. The proceeds amounted to 110,302,500 thousand yen and resulted in an increase of 55,151,250 thousand yen in each of the Company’s share capital and share premium on July 14, 2016.

Allotment of new shares to third parties

On July 29, 2016, with respect to the options granted to Nomura Securities Co., Ltd., and Morgan Stanley & Co. LLC., representatives of the underwriters for the initial public offering, to purchase up to 5,250,000 additional shares of common stock, in the aggregate, of the Company, in each case solely to cover over-allotments in connection with the initial public offering of the Company, which options were approved at the meetings of the Board of Directors of the Company held on June 10, 2016 and June 28, 2016, Nomura Securities Co., Ltd., and Morgan Stanley & Co. LLC., each gave notice that they will exercise their options to purchase 1,950,000 shares of common stock and 3,300,000 shares of common stock of the Company, respectively. The proceeds of the over-allotments will amount to 16,545,375 thousand yen at the allotment price of 3,151.50 yen per share and will result in an increase of 8,272,688 thousand yen in each of the Company’s share capital and share premium on August 16, 2016.